SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FOURTH QUARTER OF 2014

RESULTS

Rio de Janeiro – April 22, 2015

Petrobras announces today its audited consolidated results for 4Q-2014 and the full year 2014, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB. In addition, the Company has published today its consolidated interim financial statements for 3Q-2014 and the nine-month period ended September 30, 2014 reviewed by the Company’s independent auditors. Those interim financial statements, and the information in this release about the Company´s 3Q-2014 results, supersede the unreviewed information in Reais that the Company published on January 28, 2015.

The US$ 7,367 million loss in 2014 resulted from impairment charges in the amount of US$ 16,823 million. Write-offs of overpayments incorrectly capitalized in the amount of US$ 2,527 million were recognized in the 3Q-2014 related to the payment scheme uncovered by the investigations of the “Lava Jato (Car Wash) Operation” (referred to below as write-offs of overpayments incorrectly capitalized).

Key events

US$ million

Jan-Dec
2014	2013	2014 x 2013 (%)		4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013

(7,367)	11,094	(166)	Consolidated net income (loss) attributable to the shareholders of Petrobras	(9,722)	(2,150)	352	2,760
2,669	2,539	5	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,799	2,746	2	2,534
24,966	29,426	(15)	Adjusted EBITDA	7,881	3,730	111	6,832

 The Company reported a US$ 9,722 million loss in the 4Q-2014, due mainly to the following key event:

•       Pre-tax impairment charges of US$ 16,695 million (US$ 12,081 million after taxes), mainly related to the following assets:

i)       domestic refineries (US$ 11,662 million), resulting from testing the second refining unit of Refinaria Abreu e Lima (RNEST) and Complexo Petroquímico do Rio de Janeiro (COMPERJ) individually for impairment purposes, due to the postponement of these projects for an extended period of time as a result of the Company’s measures to preserve cash and of the implications to the Company’s suppliers of the “Lava Jato” investigation. The impairment charges are mainly attributable to project planning deficiencies, to the use of a higher discount rate (which included a risk premium related to the stand-alone view of the assets), to the impact of a delay in expected cash inflows and lower projected economic growth;

ii)      assets related to exploration and production of crude oil and natural gas (US$ 3,766 million) attributable to lower international crude oil prices; and

iii)     petrochemical assets (US$ 1,121 million) as a result of decreased demand and lower margins.

In addition, the Company had the following key events for the 4Q-2014:

•       Diesel (5%) and gasoline (3%) price increases on November 7, 2014.

•       Higher domestic crude oil and NGL production (a 3% increase, 60 thousand barrels/day) due to the ramp-up of P-55, P-62 and P-58 platforms and the ramp-up of FPSOs Cidade de São Paulo and Cidade de Paraty, as well as the production start-up of FPSOs Cidade de Mangaratiba and Cidade de Ilhabela. The Company reached a crude oil production monthly record level of 666 thousand barrels per day at the pre-salt layer in December 2014.

•       A US$ 1,304 million gain on the disposal of the Company’s interest in Petrobras Energia Peru S/A, with a US$ 2,643 million increase in cash and cash equivalents.

Information about the 3Q-2014 and the nine-month period ended September 30, 2014 is set out in “Additional Information”.

Comments from the CEO	Page 2
Note about “Lava Jato Operation”	Page 3
Financial and Operating Highlights	Page 7
Additional Information of the 3Q-2014	Page 28

Comments from the CEO

Mr. Aldemir Bendine

Dear Shareholders and Investors,

Petrobras has overcome an important obstacle by publishing its 2014 audited financial statements, following a collective effort that highlights our ability to meet challenges under adverse circumstances. This experience has given me even more confidence to address the strategic issues that we face in pursuing the Company’s business plan in an efficient manner that creates value for the Company.

We have developed a methodology to estimate the overpayments incorrectly capitalized related to the payment scheme uncovered by the investigations of the “Lava Jato (Car Wash) Operation.” The write-offs related to those incorrectly capitalized overpayments were recognized in the third quarter 2014.

In addition, changes in Petrobras’ business context, including the decline in oil prices, the appreciation of the U.S. Dollar and the need to reduce our level of indebtedness, have prompted a review of the Company´s future prospects and ultimately led to the reduction in the pace of the Company’s capital expenditures.

As a result, the Company has decided to postpone the completion of some of the assets and projects in its 2014-2018 Business and Management Plan. The postponement of those projects had an impact on our impairment tests, and we recognized impairment charges in the fourth quarter of 2014.

Now that we have published our financial statements, we will turn our focus to our medium and long-term challenges. We are developing a new business plan, in which we will include financial assumptions that reflect current oil industry conditions.

We are revising our capital expenditure plans to prioritize oil and gas exploration and production activities, which is our most profitable business segment. We are focusing on building a sustainable business plan from a cash flow perspective, considering potential effects on our supply chain and, consequently, on our production curve.

I would like to conclude this message by emphasizing my strong belief that Petrobras is and will remain a profitable and efficient Company, which has made substantial improvements in its corporate governance and increased its dedication to generating returns for its shareholders and investors.

Aldemir Bendine, CEO.

NOTE ABOUT “LAVA JATO OPERATION”

The note below provides a general summary of the Lava Jato (Car Wash) operation and its impact on the Company. For a more detailed description, see Note 3 of the Company´s audited consolidated financial statements of the period ended December 31, 2014.

The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off US$ 2,527 million of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years.

According to testimony from Brazilian criminal investigations that became available beginning October 2014, senior Petrobras personnel conspired with contractors, suppliers and others from 2004 through April 2012 to establish and implement an illegal cartel that systematically overcharged the Company in connection with the acquisition of property, plant and equipment. Two Petrobras executive officers (diretores) and one executive manager were involved in this payment scheme, none of whom has been affiliated with the Company since April 2012; they are referred to below as the “former Petrobras personnel.”  The overpayments were used to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, former Petrobras personnel and other individuals involved in the payment scheme.  The Company itself did not make the improper payments, which were made by the contractors and suppliers and by intermediaries acting on behalf of the contractors and suppliers.

Petrobras believes that the amounts it overpaid pursuant to this payment scheme should not have been included in historical costs of its property, plant and equipment.  However, Petrobras cannot specifically identify either the individual contractual payments that include overcharges or the reporting periods in which overpayments occurred.  As a result, Petrobras developed a methodology to estimate the aggregate amount that it overpaid under the payment scheme, in order to determine the amount of the write-off representing the overstatement of its assets resulting from overpayments used to fund improper payments.

Background

Over the course of 2014, the investigations of the Lava Jato Operation, led by the Brazilian Federal Prosecutor’s Office, uncovered a broad payment scheme that involved a wide range of participants, including former Petrobras personnel. Based on the information available to Petrobras, the payment scheme involved a group of 27 companies that, between 2004 and April 2012, colluded to obtain contracts with Petrobras, overcharge the Company under those contracts and use the overpayment received under the contracts to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, former Petrobras personnel and other individuals involved in the scheme. Petrobras refers to this scheme as the “payment scheme” and to the companies involved in the scheme as “cartel members”.

In addition to the payment scheme, the investigation pointed out specific cases where other companies also charged additional costs and allegedly used these values to fund payments to certain former employees of Petrobras, including a former director of the International area. These companies are not members of the cartel and acted individually.

As announced on January 28, 2015, the Company considered whether it could develop a surrogate or proxy to quantify the errors to be corrected. The proposed proxy would involve determining the fair value of each affected asset and estimating the amount of overcharges by contractors and suppliers as being the difference between the fair value of each affected asset and its carrying amount.

The difference between fair value and carrying amount would conceptually be attributed to improper payments. However, after the difference was measured, the Company concluded that the shortfall between the fair value and the carrying amount of the assets was significantly larger than any reasonable estimate of the improper payments uncovered in the context of the Lava Jato investigation. Fair value shortfalls originate not primarily from improper payments, but from different sources (both related to the method of measuring the fair value and to changes in the business context), including: the fair value of the assets was measured on a stand-alone basis and did not consider value that would be added to the assets when used in an integrated manner; the discount rate used by the appraisers considered a risk premium related to the acquisition of a single asset by a third party inside a market highly concentrated in a single large-scale player (Petrobras); changes in economic and financial variables (exchange rate, discount rate, risk metrics and cost of capital); changes in estimates of prices and margins of inputs; changes in projections of prices, margins and demand for products sold in light of recent changes in market conditions; changes in equipment and input prices, wages and other correlated costs; the impact of local content requirements; and project planning deficiencies (especially in the Engineering and Downstream areas).

Therefore, the Company concluded that using the fair value as a surrogate or proxy to adjust its property, plant and equipment would not have been appropriate.

Approach adopted by the Company to adjust its property, plant and equipment for overpayments

The information available to the Company is generally consistent with respect to the existence of the payment scheme, the companies involved in the payment scheme, the former Petrobras personnel involved in the payment scheme, the period during which the payment scheme was in effect, and the maximum amounts involved in the payment scheme relative to the contract values of affected contracts.

As it is impracticable to identify specific periods and amounts for the overpayments by the Company, the Company considered all the information available (as described above) to quantify the impact of the payment scheme and developed an estimation methodology to serve as a proxy for the adjustment that should be made to property plant and equipment using the five steps described below:

•         Identify contractual counterparties: the Company listed all the companies identified in public testimony, and using that information the Company identified all of the contractors and suppliers that were either so identified or were consortia including entities so identified.

•         Identify the period: the Company concluded from the testimony that the payment scheme was operating from 2004 through April 2012.

•         Identify contracts: the Company identified all contracts entered into with the counterparties identified in step 1 during the period identified in step 2, which included supplemental contracts when the original contract was entered into between 2004 and April 2012.  It has identified all of the property, plant and equipment related to those contracts.

•         Identify payments: the Company calculated the total contract values under the contracts identified in step 3.

•         Apply a fixed percentage to the total contract values: the Company estimated the aggregate overpayment by applying a percentage indicated in the depositions (3%) to the total amounts for identified contracts

For overpayments attributable to non-cartel members, unrelated to the payment scheme, the Company included in the write-off for incorrectly capitalized overpayments the specific amounts of improper payments or percentages of contract values, as described in the testimony, which were used by those suppliers and contractors to fund improper payments.

Along with the write-off to reduce the carrying amount of specified property, plant and equipment, the impact in the current period includes write-offs of tax credits (VAT and correlated taxes) and a provision for credits applied in prior periods with respect to property, plant and equipment that has been written-down, as well as the reversal of depreciation of affected assets beginning on the date they started operating.

As previously discussed, the testimony does not provide sufficient information to allow the Company to determine the specific period during which the Company made specific overpayments. Accordingly, the write-off of overpayments incorrectly capitalized was recognized in the third quarter of 2014, because it is impracticable to determine the period-specific effect in each prior period. The Company believes this approach is the most appropriate pursuant to the requirements of IFRS for the correction of an error.

The Company has not recovered and cannot reliably estimate any recoverable amounts at this point. Any amounts ultimately recovered would be recorded as income when received (or when their realization becomes virtually certain).

As previously mentioned, Petrobras believes that the amounts it overpaid pursuant to the payment scheme should not have been included in the historical cost of the property, plant and equipment. Therefore, under Brazilian tax legislation, this write-off is considered a loss resulting from unlawful activity and subject to the evolution of the investigations in order to establish the actual extent of the losses before they can be deducted from an income tax perspective.

As a result, at September 30, 2014, it is not possible for the Company to estimate the amounts that will ultimately be considered deductible or the timing for the deduction. Accordingly no deferred tax assets were recognized for the writte-off of overpayments incorrectly capitalized.

Petrobras believes that this methodology produces the best estimate for the aggregate overstatement of its property, plant and equipment resulting from the payment scheme, in the sense that it represents the upper bound of the range of reasonable estimates.

The Company carefully considered all available information and, as discussed above, does not expect that new developments in the investigations by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by new internal commissions set up (or a review of the results of previous internal investigations) could materially impact or change the methodology described above. Notwithstanding this expectation, the Company will continuously monitor the investigations for additional information and will review its potential impact on the adjustment.

The total impact of the adjustments by business area, in million of U.S. dollars, is set out below.

“Write-off – overpayments incorrectly capitalized”	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	CORP.	TOTAL
Payment scheme:
Total contract amounts (*)	25,573	45,233	8,663	309	307	1,355	81,440
Estimated aggregate overpayments (3%)	767	1,358	260	9	9	41	2,444
Unrelated payments (outside the cartel)	57	−	4	−	−	−	61
	824	1,358	264	9	9	41	2,505
Reversal of depreciation of the affected assets	(35)	(81)	(21)	−	−	(4)	(141)
Impact on property, plant and equipment	789	1,277	243	9	9	37	2,364
Write-down of tax credits related to affected assets (**)	15	121	23	−	−	4	163
Write-off – overpayments incorrectly capitalized	804	1,398	266	9	9	41	2,527

(*) Of this amount, US$ 17,999 million represents amounts scheduled to be paid after September 30, 2014.
(**) Write-down of tax credits that will not be applicable in the future.

The Company’s response to the facts uncovered in the investigation

While the internal and external investigations are ongoing, the Company is taking the necessary procedural steps with Brazilian authorities to seek compensation for the damages it has suffered, including those related to its reputation. To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

The proceedings will also include civil proceedings against cartel members, which Petrobras would have the right to join as a plaintiff, and it expects to do so.  The civil proceedings typically result in three types of relief:  effective damages, civil fines and moral damages.  Petrobras would be entitled to any effective damages and possibly civil fines.  Moral damages would typically be contributed to a federal fund, although Petrobras may seek to obtain moral damages once it joins the proceedings as a plaintiff.

Petrobras does not tolerate corruption or any illegal business practices of its contractors or suppliers or the involvement of its employees in such practices, and it has therefore undertaken the following initiatives in furtherance of the investigation of irregularities involving its business activities and to improve its corporate governance system:

•         The Company has established several Internal Investigative Committees (Comissões Internas de Apuração – CIA) to investigate instances of non-compliance with corporate rules, procedures or regulations. We have provided the findings of the internal commissions that have been concluded to Brazilian authorities.

•         On October 24 and 25, 2014, the Company engaged two independent law firms, U.S. firm Gibson, Dunn & Crutcher LLP and Brazilian firm Trench, Rossi e Watanabe Advogados, to conduct an independent internal investigation.

•         The Company has been cooperating fully with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Brazilian Judiciary, and other Brazilian authorities (the Federal Audit Court – Tribunal de Contas da União – TCU, and the Federal General Controller – Controladoria Geral da União – CGU).

•         The Company has established committees to analyze the application of sanctions against contractors and suppliers, and imposed a provisional ban on contracting with the cartel members (and entities related to them) mentioned in the testimony that has been made public.

•         The Company has developed and implemented measures to improve corporate governance, risk management and control, which are documented in standards and minutes of management meetings that establish procedures, methods, responsibilities and other guidelines to integrate such measures into the Company’s practices.

•         The Company has created a position of Governance, Risk and Compliance Officer, with the aim of supporting the Company’s compliance programs and mitigating risks in its activities, including fraud and corruption. The new Officer participates in the decisions of the Executive Board, and any matter submitted to the Executive Board for approval must previously be approved by this Officer as they relate to governance, risk and compliance.

•         On January 13, 2015 the Board of Directors appointed Mr. João Adalberto Elek Junior to the position of Governance, Risk and Compliance Officer. Mr. João Adalberto Elek Junior took office on January 19, 2015. He will serve a three-year term, which may be renewable, and may only be removed by a vote of the Board of Directors, including the vote of at least one Board Member elected by the non-controlling shareholders or by the preferred shareholders.

•         A Special Committee was formed to act independently and to serve as a reporting line to the Board of Directors for the firms conducting the independent internal investigation. The Special Committee is composed of Ellen Gracie Northfleet, retired Chief Justice of the Brazilian Supreme Court (as chair of the Committee), Andreas Pohlmann, Chief Compliance Officer of Siemens AG from 2007 to 2010, and the executive officer of Governance, Risk and Compliance, João Adalberto Elek Junior.

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013		2014	2013	2014 x 2013 (%)

33,409	38,844	(14)	35,593	Sales revenues	143,657	141,462	2
8,649	8,985	(4)	7,284	Gross profit	34,180	32,628	5
(12,168)	(1,967)	(519)	3,091	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(6,963)	16,214	(143)
(713)	(427)	(67)	(1,326)	Net finance income (expense)	(1,635)	(2,791)	41
(9,722)	(2,150)	(352)	2,760	Consolidated net income (loss) attributable to the shareholders of Petrobras	(7,367)	11,094	(166)
(0.75)	(0.16)	(352)	0.21	Basic and diluted earnings (losses) per share [1]	(0.56)	0.85	(166)

26	23	3	20	Gross margin (%) [2]	24	23	1
(36)	1	(37)	9	Operating margin (%) [2]	(3)	11	(14)
(29)	(6)	(23)	8	Net margin (%) [2]	(5)	8	(13)
7,881	3,730	111	6,832	Adjusted EBITDA – U.S.$ million [3]	24,966	29,426	(15)

				Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes by business segment
1,688	5,955	(72)	7,839	. Exploration & Production	21,898	29,798	(27)
(12,087)	(5,096)	(137)	(3,607)	. Refining, Transportation and Marketing	(22,976)	(12,333)	(86)
179	(1,534)	112	(147)	. Gas & Power	(728)	701	(204)
(22)	(30)	27	(19)	. Biofuel	(112)	(147)	24
262	(128)	305	247	. Distribution	786	1,336	(41)
(1,013)	(7)	−	116	. International	(535)	1,875	(129)
(1,759)	(1,574)	(12)	(1,105)	. Corporate	(5,972)	(4,932)	(21)

9,664	9,250	4	15,441	Capital expenditures and investments	37,004	48,097	(23)

				Financial and economic indicators
76.27	101.85	(25)	109.27	Brent crude (U.S.$/bbl)	98.99	108.66	(9)
2.54	2.27	12	2.27	Average commercial selling rate for U.S. dollar (R$/U.S.$)	2.35	2.16	9
2.66	2.45	8	2.34	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.66	2.34	13
8.4	11.3	(3)	5.0	Variation of the period-end commercial selling rate for U.S. dollar (%)	13.4	14.6	(1)
11.22	10.90	−	9.52	Selic interest rate - average (%)	10.86	8.19	3

				Average price indicators
90.01	98.67	(9)	94.67	Domestic basic oil products price (U.S.$/bbl)	96.49	97.11	(1)
				Domestic Sales price
66.49	90.73	(27)	96.92	. Crude oil (U.S.$/bbl) [4]	87.84	98.19	(11)
45.54	49.28	(8)	45.08	. Natural gas (U.S.$/bbl)	47.93	47.68	1
				International Sales price
73.66	84.05	(12)	86.43	. Crude oil (U.S.$/bbl)	82.93	89.86	(8)
22.26	19.16	16	21.70	. Natural gas (U.S.$/bbl)	21.18	21.08	−

1 Net income (loss) per share calculated based on the weighted average number of shares.

2 Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes, excluding write-offs of overpayments incorrectly capitalized divided by sales revenues; Net margin equals consolidated net income (loss) attributable to the shareholders of Petrobras divided by sales revenues.

3 Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of earnings in equity-accounted investments; impairment and write-offs of overpayments incorrectly capitalized. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. It should not be considered as a substitute for income before taxes, finance income (expense), profit sharing and share of earnings in equity-accounted investments or as a better measure of liquidity than cash flow provided by operations, both of which are calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information about its ability to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA by Business Segment and a reconciliation of Adjusted EBITDA to net income on page 26.

4 Average between the exports prices and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS

Fiscal year ended December 31, 2014 compared with fiscal year ended December 31, 2013:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the U.S. dollar strengthens relative to the Brazilian Real, as it did from January to December 2014 (a 9% appreciation), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the appreciation of the U.S. dollar against the Brazilian Real affects the line items discussed below in different ways.

Gross Profit

Gross profit increased by 5% (US$ 1,552 million) in 2014 compared to 2013, mainly due to:

➢  Sales revenues of US$ 143,657 million, 2% higher than in 2013 (US$ 141,462 million), attributable to:

•          Higher oil product prices in the domestic market attributable to diesel and gasoline price increases in 2013 and to the impact of foreign currency depreciation (9%) on the price (in reais) of oil products that are adjusted to reflect international prices, as well as higher electricity and natural gas prices;

•          A 3% increase in the domestic demand for oil products, mainly diesel (2%), gasoline (5%) and fuel oil (21%), and an increase in crude oil export volumes (12%), partially offset by a decrease in oil product export volumes (15%);

•          Foreign currency translation effects (appreciation of the U.S. dollar against the Brazilian Real) reduced the increase of sales revenues in U.S. dollars. Sales revenues were 11% higher in Reais.

➢  Cost of sales were US$ 109,477 million, 1% higher than in 2013 (US$ 108,834 million). Excluding the impact of foreign currency translation effects (appreciation of the U.S. dollar against the Brazilian Real), cost of sales was 9% higher in Reais, due to:

•          Higher import costs and production taxes attributable to foreign currency depreciation;

•          Domestic oil products sales volumes were 3% higher and increased LNG import volumes to meet the demand; and

•          Higher electricity costs due to an increase in the electricity prices in the spot market.

Net loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes

Net loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes reached US$ 6,963 million in 2014, compared to a US$ 16,214 million net income in 2013. This result reflects:

•          Impairment charges in 2014 (US$ 16,823 million);

•          Write-offs of overpayments incorrectly capitalized (US$ 2,527 million);

•          Allowance for impairment of trade receivables from the isolated electricity sector in the Northern region of Brazil (US$ 1,948 million);

•          Write-off of the capitalized costs of Premium I and Premium II refineries due to the decision to abandon these projects (US$ 1,247 million);

•          The impact of the Company’s Voluntary Separation Incentive Plan - PIDV (US$ 1,035 million);

•          A review of the Company’s estimates of decommissioning costs (US$ 501 million);

•          Write-off of E&P areas returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuelds - ANP and cancelled E&P projects (US$ 249 million); and

•          Higher actuarial expenses related to retirees due to the review of the Company’s pension and medical benefit obligations (US$ 130 million).

•          Foreign currency translation effects (appreciation of the U.S. dollar against the Brazilian Real) reduced our operating profit in U.S. dollars.

These effects were partially offset by a higher gross profit.

Net finance expense

Net finance expense of US$ 1,635 million, US$ 1,156 million lower when compared to 2013, resulting from:

•       A decrease in foreign exchange variation charges on lower net liabilities in U.S. dollar exposed to exchange rate variation;

•       Foreign exchange gain attributable to the appreciation of the U.S. dollar againts other currencies, mainly the Euro;

•       Inflation indexation gains on a contingent asset with respect to undue taxes paid on finance income – PIS and COFINS from February 1999 to December 2002; and

•       Inflation indexation on debt acknowledgement agreements with respect to receivables from the isolated electricity sector.

Those effects were partially offset by higher interest expenses resulting from an increase in the Company’s finance debt.

Net loss attributable to the shareholders of Petrobras

Net loss attributable to the shareholders of Petrobras reached US$ 7,367 million in 2014, compared to a US$ 11,094 million net income in 2013, resulting mainly from impairment charges in refining, exploration and production of oil and natural gas and petrochemical assets.

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal transfer prices defined through methodologies based on market parameters.

EXPLORATION & PRODUCTION

	U.S.$ million
	Jan-Dec
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	14,133	19,523	(28)

Net income was US$ 14,133 million in 2014, a 28% decrease when compared to 2013  (US$19,523 million), mainly due to foreign currency translation effects. Excluding foreign currency translation effects, net income was 24% lower in Reais, due to impairment charges in 2014, to write-off of overpayments incorrectly capitalized, to the impact of the Company’s voluntary separation incentive plan (PIDV), to a review of the Company’s estimated decommissioning costs, to write-off of E&P areas returned to the ANP and to higher operating costs, such as equipment depreciation, equipment maintenance, interventions on wells, oil platform chartering, materials and increased employee compensation costs. These effects were partially offset by the higher crude oil and NGL production (5%).  This net result in 2014, when compared to 2013, is further impacted by the fact that in 2013 we recognized a gain on the disposal of Parque das Conchas offshore project (BC-10).

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$10.47/bbl in 2013 to US$ 11.15/bbl in 2014.

	Jan-Dec
Exploration & Production - Brazil (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Crude oil and NGLs	2,034	1,931	5
Natural gas [5]	426	389	10
Total	2,460	2,320	6

Crude oil and NGL production increased by 5% in 2014 resulting from the start-up of platforms P-58 (Parque das Baleias) and P-62 (Roncador) and FPSOs Cidade de Mangaratiba (Iracema Sul) and Cidade de Ilhabela (Sapinhoá), as well as from the ramp-up of P-63 (Papa-Terra), P-55 (Roncador) production systems, FPSO Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá). The natural decline of certain fields partially offset these effects. The 10% increase in natural gas production is attributable to the production start-up of platforms P-58 (Parque das Baleias) and P-62 (Roncador) and of FPSOs Cidade de Mangaratiba (Iracema Sul) and Cidade de Ilhabela (Sapinhoá), as well as the ramp-up of P-55 (Roncador).

(*) Not audited by independent auditor.

1   Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Dec
Lifting Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

U.S.$/barrel:
Excluding production taxes	14.57	14.76	(1)
Including production taxes	30.54	32.98	(7)

 Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes was 1% lower in Jan-Dec/2014 compared to Jan-Dec/2013. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, it increased by 4% due to higher maintenance costs in platforms, higher engineering and subsea maintenance costs in the Campos Basin and to the start-up of the FPSOs Cidade de Mangaratiba (Iracema Sul) and Cidade de Ilhabela (Sapinhoá), which have higher costs per unit produced during the start-up period.

Lifting Cost - Including production taxes

The 7% decrease in lifting cost including production taxes in 2014 when compared to 2013 is attributable to lower average reference price for domestic crude oil in U.S. dollars (a 10% decrease), which is used as parameter to calculate production taxes in Brazil, as a result of lower international crude oil prices in 2014 when compared to 2013.

* Not audited by independent auditor.

FINANCIAL AND OPERATING HIGHLIGHTS

 REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	Jan-Dec
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	(15,405)	(8,150)	89

Net losses were higher in 2014 when compared to 2013, as a result of impairment charges in 2014, write-off of overpayments incorrectly capitalized and of the write-off of capitalized costs in Premium I and Premium II refineries and from the impact of the Company’s Voluntary Separation Incentive Plan (PIDV). Those effects were partially offset by higher average oil product selling prices due to diesel and gasoline price increases in 2013 and 2014, and by an increase in oil product production (2%).

	Jan-Dec
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Crude oil imports	392	404	(3)
Oil product imports	413	389	6
Imports of crude oil and oil products	805	793	2
Crude oil exports [6]	232	207	12
Oil product exports	158	186	(15)
Exports of crude oil and oil products	390	393	(1)
Exports (imports) net of crude oil and oil products	(415)	(400)	(4)
Other exports	3	2	50

Crude oil exports were higher in 2014, resulting from higher crude oil production, even considering the increase in the share of domestic crude oil processed in the Brazilian refineries. Oil product imports were higher in order to meet a higher domestic demand.

Fuel oil exports decreased because domestically produced fuel oil was sold to thermoelectric power plants for electricity generation.

* Not audited by independent auditor.

6 It includes crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Dec
Refining Operations (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Output of oil products	2,170	2,124	2
Reference feedstock [7]	2,176	2,102	4
Refining plants utilization factor (%) [8]	98	97	1
Feedstock processed (excluding NGL) - Brazil [9]	2,065	2,029	2
Feedstock processed - Brazil [10]	2,106	2,074	2
Domestic crude oil as % of total feedstock processed	82	82	−

Daily feedstock processed was 2% higher in 2014 when compared to 2013, resulting from a sustainable improvement of the performance of the Company’s refineries.

	Jan-Dec
Refining Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

Refining cost (U.S.$/barrel)	2.90	3.09	(6)

Refining cost was 6% lower in Jan-Dec/2014 compared to Jan-Dec/2013 due to the appreciation of the U.S. dollar against the Brazilian Real. Excluding the impact of the appreciation of the U.S. dollar, our refining cost increased by 2%, mainly attributable to higher maintenance and repair costs and from higher employee compensation costs arising from the 2014 Collective Bargaining Agreement.

* Not audited by independent auditor.

7 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipments and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

8 Refining plants utilization factor is the feedstock processed (excluding NGL) divided by the reference feedstock.

9 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

10 Feedstock processed - Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

	U.S.$ million
	Jan-Dec
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	(410)	631	(165)

Our net loss in 2014 is attributable to higher LNG and natural gas import costs to meet thermoelectric demand in Brazil, to the impacts in our net income of an agreement as to the import of Bolivian natural gas from YPFB, to an allowance for impairment of trade receivables from the electricity sector, to the write-off of overpayments incorrectly capitalized and to the effects of the Company’s Voluntary Separation Incentive Plan (PIDV). These effects were partially offset by higher average electricity prices attributable to higher spot prices, as a result of lower water reservoir levels, and by a US$ 274 million gain from the disposal of 100% of the Company’s interest in Brasil PCH S.A.

	Jan-Dec
Physical and Financial Indicators (*)	2014	2013	2014 x 2013 (%)

Electricity sales (Free contracting market - ACL) - average MW	1,183	2,056	(42)
Electricity sales (Regulated contracting market - ACR) - average MW	2,425	1,798	35
Generation of electricity - average MW	4,637	3,983	16
Imports of LNG (Mbbl/d)	144	98	47
Imports of natural gas (Mbbl/d)	205	198	4
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh [11]	286	121	136

Electricity sales volumes were 42% lower in 2014 when compared to 2013 resulting from the shift of the sale of a portion of our available capacity (574 average MW) towards the Brazilian electricity regulated market (Ambiente de Contratação Regulada – ACR). The termination of our lease agreement for Araucária thermoelectric power plant, which reduced our availability of electricity for trading (349 average MW) also reduced our sales volumes.

Electricity generation was 16% higher and spot prices increased by 136% due to lower rainfall levels in the period.

LNG imports and natural gas imports from Bolivia were 47% and 4% higher, respectively, to meet a higher thermoelectric demand in Brazil.

* Not audited by independent auditor.

11 Differences settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

BIOFUEL

	U.S.$ million
	Jan-Dec
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	(127)	(117)	9

Biofuel net losses were higher in 2014, when compared to 2013, mainly due to the higher share of losses from biodiesel investees and to the impact of the Company’s voluntary separation incentive plan (PIDV). These effects were partially offset by lower losses on biodiesel operations and by a decrease in inventory write-downs to net realizable value (market value).

DISTRIBUTION

	U.S.$ million
	Jan-Dec
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	499	863	(42)

Net income was US$ 499 million in 2014, a  42% decrease when compared to 2013 (US$ 863 million), mainly due to foreign currency translation effects. Excluding foreign currency translation effects, net income was 35% lower in Reais, due to higher selling expenses attributable to an allowance for impairment of trade receivables from the electricity sector and to the impact of the Company’s Voluntary Separation Incentive Plan (PIDV), partially offset by an increase in sales volumes and higher average margins in fuel trading.

	Jan-Dec
Market Share (*)	2014	2013	2014 x 2013 (%)
	37.9%	37.5%	−

Our market share increased mainly due to higher sales volumes necessary to meet a higher thermoelectric demand from the Brazilian integrated electricity system.

(*) Not audited by independent auditors. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

FINANCIAL AND OPERATING HIGHLIGHTS

INTERNATIONAL

	U.S.$ million
	Jan-Dec
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	(1,145)	1,729	(166)

Our net loss in 2014 is attributable to impairment charges recognized on E&P activities in the United States and Bolivia and on our Japanese refinery, mainly resulting from a decrease in international crude oil and oil product prices, a recognition of an allowance for losses in investments in Venezuela, Ecuador and Africa, higher inventory write-downs to net realizable value (market value) in Japan, as well as a lower gross profit, mainly in international E&P operations, due to divestments  completed and to a decrease in international commodities prices.  These effects were partially offset by a gain on disposal of the Company’s interest in Peruvian operations and on onshore assets in Colombia, concluded in 2014. The net result in 2014, when compared to 2013, was further affected by the fact that in 2013 we recognized a gain on the disposal of 50% of the Company’s assets in Africa.

	Jan-Dec
Exploration & Production-International (Mbbl/d)12 (*)	2014	2013	2014 x 2013 (%)

Consolidated international production
Crude oil and NGLs	85	109	(22)
Natural gas	93	91	2
Total consolidated international production	178	200	(11)
Non-consolidated international production	31	19	63
Total international production	209	219	(5)

Consolidated crude oil and NGL production decreased by 22% in 2014, attributable to the disposal of onshore areas in Colombia, concluded in April 2014, in Peru in November 2014 and from the disposal of the Puesto Hernandez asset in Argentina in January 2014 and of the disposal of 50% of the Company’s interest in companies in Nigeria, completed in June 2013.  Our production share in Nigerian assets (our 50% remaining interest) was accounted for as non-consolidated production.  These effects were partially offset by an increase in the crude oil and NGL production in the United States due to the production start-up of new wells in Cascade and Chinook fields, beginning on January 2014.

Natural gas production was higher, mainly in Peru, due to the start-up of Kinteroni field in March 2014.

(*) Not audited by independent auditor.

12  Some of the countries that comprise the international production are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Dec
Lifting Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)
	8.98	9.50	(5)

International lifting cost was 5% lower in 2014, mainly in Argentina, resulting from the depreciation of the Argentine Peso against the U.S. dollar and from the disposal of the Company’s Puesto Hernández asset, which had higher-than-average production costs when compared to other assets in the international segment. In addition, production was higher in Cascade and Chinook fields in the United States.

	Jan-Dec
Refining Operations - International (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Total feedstock processed [13]	163	169	(4)
Output of oil products	175	185	(5)
Reference feedstock [14]	230	231	−
Refining plants utilization factor (%) [15]	69	70	(1)

Our total international feedstock processed was 4% lower due to a decrease in oil product production and lower capacity utilization, resulting from a scheduled stoppage in Argentina in 2014, to the lower fuel oil demand in Japan and to maintenance stoppages in the catalytic cracking units in the United States.

	Jan-Dec
Refining Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)
	4.14	4.06	2

International refining cost per unit was 2% higher in 2014 when compared to 2013, mainly in the United States, due to higher expenses with effluent water treatment in refining and to maintenance stoppages of the catalytic cracking unit in the period. These effects were partially offset by lower refining costs in Argentina, when expressed in U.S. dollars, attributable to the depreciation of the Argentine Peso against the U.S. dollar.

(*) Not audited by independent auditor.

13  Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

14 Reference feedstock is the maximum sustainable crude oil feedstock processing reached at distillation plants.

15 Refining Plants Utilization Factor is the crude oil processed at the distillation plant divided by the reference feedstock.

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	Jan-Dec
	2014	2013	2014 x 2013 (%)

Diesel	1,001	984	2
Gasoline	620	590	5
Fuel oil	119	98	21
Naphtha	163	171	(5)
LPG	235	231	2
Jet fuel	110	106	4
Others	210	203	3
Total oil products	2,458	2,383	3
Ethanol, nitrogen fertilizers, renewables and other products	99	91	9
Natural gas	446	409	9
Total domestic market	3,003	2,883	4
Exports	393	395	(1)
International sales	571	514	11
Total international market	964	909	6
Total	3,967	3,792	5

Our domestic sales volumes increased by 4% in 2014 compared to 2013, primarily due to:

•       Diesel (a 2% increase) – higher consumption by infrastructure construction projects in Brazil, an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs) and higher thermoelectric consumption by the Brazilian Integrated Electricity System;

•       Gasoline (a 5% increase) – an increase in the automotive gasoline-moved fleet attributable to the higher competitive advantage of gasoline prices relatively to ethanol in most Brazilian states and to a higher household consumption. An increase in the anhydrous ethanol content requirement for Type C gasoline (from 20% to 25%) in 2014 partially offset these effects;

•       Fuel oil (a 21% increase) – due to higher demand from thermoelectric plants in several Brazilian states; and

•       Natural gas (a 9% increase) – due to a higher demand on the electricity sector.

(*) Not audited by independent auditor.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows – Summary16

U.S.$ million
				Jan-Dec
4Q-2014	3Q-2014	4Q-2013		2014	2013

28,665	30,130	25,955	Adjusted cash and cash equivalents at the beginning of period [17]	19,746	23,732
(8,419)	(3,733)	(8,309)	Government bonds and time deposits at the beginning of period	(3,878)	(10,212)
20,246	26,397	17,646	Cash and cash equivalents at the beginning of period [16]	15,868	13,520
5,885	10,353	4,734	Net cash provided by (used in) operating activities	26,632	26,289
(6,670)	(13,675)	(8,092)	Net cash provided by (used in) investing activities	(36,475)	(35,625)
(8,717)	(8,848)	(14,105)	Capital expenditures and investments in operating segments	(34,750)	(45,163)
3,160	133	1,756	Proceeds from disposal of assets (divestment)	3,744	3,820
(1,113)	(4,960)	4,257	Investments in marketable securities	(5,469)	5,718
(785)	(3,322)	(3,358)	(=) Net cash flow	(9,843)	(9,336)
(2,421)	(2,197)	1,999	Net financings	15,024	16,021
1,502	2,207	5,635	Proceeds from long-term financing	31,050	39,542
(3,923)	(4,404)	(3,636)	Repayments	(16,026)	(23,521)
6	(8)	(1)	Dividends paid to shareholders	(3,918)	(2,656)
(76)	(25)	28	Acquisition of non-controlling interest	(98)	(70)
(315)	(599)	(446)	Effect of exchange rate changes on cash and cash equivalents	(378)	(1,611)
16,655	20,246	15,868	Cash and cash equivalents at the end of period [16]	16,655	15,868
9,302	8,419	3,878	Government bonds and time deposits at the end of period	9,302	3,878
25,957	28,665	19,746	Adjusted cash and cash equivalents at the end of period [17]	25,957	19,746

As of December 31, 2014, the balance of cash and cash equivalents increased 5% when compared to December 31, 2013 and the balance of adjusted cash and cash equivalents17 increased by 31%. Our principal uses of funds in 2014 were for capital expenditures and payment of dividends. We met these requirements with cash provided by operating activities of US$ 26,632  million, net long-term financing of US$ 15,024 million and disposal of assets of US$ 3,744 million.

Net cash provided by operating activities increased by 1% in 2014 when compared to 2013. Excluding forein currency translation effects, cash provided by operating activities increased by 11% in reais, mainly due to a higher gross profit and a decrease in the level of inventories. Capital expenditures and investments were 23% lower in 2014, mainly due to a decrease in RTM (US$ 5,394 million) and in E&P capital expenditures (US$ 3,612 million). Proceeds from disposal of assets were US$ 3,744 million in 2014, resulting from the disposal of Petrobras Energia Peru, Brasil PCH, Innova and Gasmig. Proceeds from long-term financing, net of repayments, amounted to US$ 15,024 million in 2014. The principal sources of long-term financing were the issuance of global notes for a total of US$ 13.6 billion in international capital markets, as well as long-term financing obtained in the domestic and international banking markets.

The Company’s ability to invest its available funds has been limited as a result of a decrease in expected future operating revenues following the decline of oil prices, along with the devaluation of the Brazilian real, which has increased the Company’s cash outflows to service debt in the near term, most of which is denominated in foreign currencies. For a variety of reasons, including the current economic environment in Brazil, Petrobras is currently unable to access the capital markets. As a result, the Company has recently determined to postpone projects impacted by complications due to contractor insolvency or to a lack of availability of qualified suppliers (mainly as a result of the Lava Jato investigation).

The Company is currently seeking funding in the Asian banking market as a part of its strategy to increase funding opportunities and as an alternative for its current context .. The Company intends to use different funding sources (banking market, Export Credit Agency - ECAs and capital markets) in 2015 to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s divestment program (of US$ 13.7 billion) will contribute to its funding needs.

16 For more details, see the Consolidated Statement of Cash Flows on page 23.

17 Our adjusted cash and cash equivalents include government bonds and time deposits from high level financial institutions abroad with maturities of more than 3 months as from the date of deposit, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

FINANCIAL AND OPERATING HIGHLIGHTS

Capital expenditures and investments

	US$ million
	Jan-Dec
	2014	%	2013	%	Δ%

Exploration & Production	24,164	65	27,566	57	(12)
Refining, Transportation and Marketing	7,778	21	14,243	30	(45)
Gas & Power	2,545	7	2,716	6	(6)
International	1,513	4	2,368	5	(36)
Exploration & Production	1,336	88	2,126	90	(37)
Refining, Transportation and Marketing	104	7	156	7	(33)
Gas & Power	26	2	26	1	−
Distribution	41	3	52	2	(21)
Other	6	−	8	−	(25)
Distribution	446	1	514	1	(13)
Biofuel	112	1	143	−	(22)
Corporate	446	1	547	1	(18)
Total capital expenditures and investments	37,004	100	48,097	100	(23)

Pursuant to the Company’s strategic objectives, it operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In 2014, we invested US$ 37,004 million, primarily aiming at increasing production and modernizing and expanding our refineries.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	U.S.$ million

	12.31.2014	12.31.2013	Δ%

Current debt [18]	11,884	8,017	48
Non-current debt [19]	120,274	106,308	13
Total	132,158	114,325	16
Cash and cash equivalents	16,655	15,868	5
Government securities and time deposits (maturity of more than 3 months)	9,302	3,878	140
Adjusted cash and cash equivalents	25,957	19,746	31
Net debt [20]	106,201	94,579	12
Net debt/(net debt+shareholders' equity)	48%	39%	9
Total net liabilities [21]	272,730	301,677	(10)
Capital structure
(Net third parties capital / total net liabilities)	57%	51%	6
Net debt/Adjusted EBITDA ratio	4.25	3.21	32

	US$ million

	12.31.2014	12.31.2013	Δ%

Summarized information on financing
Floating rate debt	65,494	59,109	11
Fixed rate debt	66,592	55,127	21
Total	132,086	114,236	16

Reais	23,425	22,825	3
US Dollars	95,173	81,776	16
Euro	9,719	6,398	52
Other currencies	3,769	3,237	16
Total	132,086	114,236	16

until 1 year	11,868	8,001	48
1 to 2 years	12,572	7,266	73
2 to 3 years	11,948	12,692	(6)
3 to 4 years	17,789	8,679	105
4 to 5 years	24,189	16,051	51
5 years and thereafter	53,720	61,547	(13)
Total	132,086	114,236	16

As of December 31, 2014, net debt in U.S. dollars was 12% higher when compared to December 31, 2013, as a result of long-term financing, partially offset by a 13.4% impact from the depreciation of the Real against the U.S. dollar in 2014.

18 Includes finance lease obligations (Current debt: US$ 16 million on December 31, 2014 and US$16 million on December 31, 2013).

19 Includes finance lease obligations (Non-current debt: US$ 56 million on December 31, 2014 and US$73 million on December 31, 2013).

20 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

21 Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated22 23

U.S.$ million
				Jan-Dec
4Q-2014	3Q-2014	4Q-2013		2014	2013

33,409	38,844	35,593	Sales revenues	143,657	141,462
(24,760)	(29,859)	(28,309)	Cost of sales	(109,477)	(108,834)
8,649	8,985	7,284	Gross profit	34,180	32,628
(1,471)	(2,959)	(1,270)	Selling expenses	(6,827)	(4,904)
(1,326)	(1,190)	(1,269)	General and administrative expenses	(4,756)	(4,982)
(587)	(1,017)	(766)	Exploration costs	(3,058)	(2,959)
(287)	(292)	(250)	Research and development expenses	(1,099)	(1,132)
(239)	(243)	(452)	Other taxes	(760)	(780)
(16,695)	(134)	(544)	Impairment of assets	(16,823)	(544)
−	(2,527)	−	Write-off - overpayments incorrectly capitalized	(2,527)	−
(212)	(2,590)	358	Other income and expenses, net	(5,293)	(1,113)
(20,817)	(10,952)	(4,193)		(41,143)	(16,414)
(12,168)	(1,967)	3,091	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(6,963)	16,214
652	516	362	Finance income	1,949	1,815
(1,132)	(1,003)	(912)	Finance expenses	(3,923)	(2,673)
(233)	60	(776)	Foreign exchange and inflation indexation charges	339	(1,933)
(713)	(427)	(1,326)	Net finance income (expense)	(1,635)	(2,791)
(212)	87	25	Share of earnings in equity-accounted investments	218	507
(106)	(56)	(99)	Profit-sharing	(444)	(520)
(13,199)	(2,363)	1,691	Net income (loss) before income taxes	(8,824)	13,410
3,335	(51)	924	Income taxes	1,321	(2,578)
(9,864)	(2,414)	2,615	Net income (loss)	(7,503)	10,832
			Net income (loss) attributable to:
(9,722)	(2,150)	2,760	Shareholders of Petrobras	(7,367)	11,094
(142)	(264)	(145)	Non-controlling interests	(136)	(262)
(9,864)	(2,414)	2,615		(7,503)	10,832

22 Beginning in the 1Q-2014, a line item for profit sharing benefits has been included, as previously disclosed in the Company’s annual consolidated financial statements. The amounts for 2013 were reclassified for comparison purposes.

23 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	12.31.2014	12.31.2013

Current assets	50,832	52,655
Cash and cash equivalents	16,655	15,868
Marketable securities	9,323	3,885
Trade and other receivables, net	7,969	9,670
Inventories	11,466	14,225
Recoverable taxes	3,811	4,971
Assets classified as held for sale	5	2,407
Other current assets	1,603	1,629

Non-current assets	247,855	268,768
Long-term receivables	18,863	18,782
Trade and other receivables, net	5,437	4,532
Marketable securities	109	131
Judicial deposits	2,682	2,504
Deferred taxes	1,006	1,130
Other tax assets	4,008	5,380
Advances to suppliers	2,409	3,230
Other non-current assets	3,212	1,875
Investments	5,753	6,666
Property, plant and equipment	218,730	227,901
Intangible assets	4,509	15,419
Total assets	298,687	321,423

LIABILITIES	U.S.$ million

	12.31.2014	12.31.2013

Current liabilities	31,118	35,226
Trade payables	9,760	11,919
Current debt	11,884	8,017
Taxes payable	4,311	4,950
Dividends payable	−	3,970
Employee compensation (payroll, profit-sharing and related charges)	2,066	2,052
Pension and medical benefits	796	816
Liabilities associated with assets classified as held for sale	−	1,073
Other current liabilities	2,301	2,429
Non-current liabilities	150,591	137,074
Non-current debt	120,274	106,308
Deferred taxes	3,031	9,906
Pension and medical benefits	16,491	11,757
Provision for decommissioning costs	8,267	7,133
Provisions for legal proceedings	1,540	1,246
Other non-current liabilities	988	724
Shareholders' equity	116,978	149,123
Share capital (net of share issuance costs)	107,101	107,092
Profit reserves and others	9,171	41,435
Non-controlling interests	706	596
Total liabilities and shareholders' equity	298,687	321,423

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows – Consolidated

US$ million

				Jan-Dec
4Q-2014	3Q-2014	4Q-2013		2014	2013

(9,722)	(2,150)	2,760	Net income (loss) attributable to the shareholders of Petrobras	(7,367)	11,094
15,607	12,503	1,974	(+) Adjustments for:	33,999	15,195
3,460	3,092	3,296	Depreciation, depletion and amortization	13,023	13,188
1,161	1,148	1,158	Foreign exchange and inflation indexation and finance charges	3,571	3,167
(142)	(264)	(145)	Non-controlling interests	(136)	(262)
212	(87)	(25)	Share of earnings in equity-accounted investments	(218)	(507)
−	2,527	−	Write-off - overpayments incorrectly capitalized	2,527	−
547	1,738	52	Allowance for impairment of trade receivables	2,378	73
(1,188)	1,794	(918)	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	481	(1,745)
(4,011)	(48)	(1,469)	Deferred income taxes, net	(3,045)	402
309	752	551	Exploration expenditures writen-off	2,178	1,892
16,695	134	544	Impairment of assets	16,823	544
530	274	190	Inventory write-down to net realizable value	1,015	580
639	400	605	Pension and medical benefits (actuarial expense)	2,022	2,566
467	2,175	88	Inventories	570	(2,128)
(520)	(622)	(1,442)	Trade and other receivables, net	(2,507)	(1,142)
(720)	(575)	765	Trade payables	(1,211)	1,108
(256)	(182)	(259)	Pension and medical benefits	(834)	(796)
(1,133)	755	(46)	Taxes payable	(1,245)	(1,517)
(443)	(508)	(971)	Other assets and liabilities	(1,393)	(228)
5,885	10,353	4,734	(=) Net cash provided by (used in) operating activities	26,632	26,289
(6,670)	(13,675)	(8,092)	(-) Net cash provided by (used in) investing activities	(36,475)	(35,625)
(8,717)	(8,848)	(14,105)	Capital expenditures and investments in operating segments	(34,750)	(45,163)
3,160	133	1,756	Proceeds from disposal of assets (divestment)	3,744	3,820
(1,113)	(4,960)	4,257	Divestments (investments) in marketable securities	(5,469)	5,718
(785)	(3,322)	(3,358)	(=) Net cash flow	(9,843)	(9,336)
(2,491)	(2,230)	2,026	(-) Net cash provided by (used in) financing activities	11,008	13,295
1,502	2,207	5,635	Proceeds from long-term financing	31,050	39,542
(2,488)	(2,736)	(2,756)	Repayment of principal	(10,031)	(18,455)
(1,435)	(1,668)	(880)	Repayment of interest	(5,995)	(5,066)
6	(8)	(1)	Dividends paid to shareholders	(3,918)	(2,656)
(76)	(25)	28	Acquisition of non-controlling interest	(98)	(70)
(315)	(599)	(446)	Effect of exchange rate changes on cash and cash equivalents	(378)	(1,611)
(3,591)	(6,151)	(1,778)	(=) Net increase (decrease) in cash and cash equivalents in the period	787	2,348
20,246	26,397	17,646	Cash and cash equivalents at the beginning of period	15,868	13,520
16,655	20,246	15,868	Cash and cash equivalents at the end of period	16,655	15,868

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION24

Consolidated Income Statement by Segment – 2014 25

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	65,616	112,320	17,882	266	41,729	13,912	−	(108,068)	143,657
Intersegments	65,116	39,251	1,695	238	1,129	639	−	(108,068)	−
Third parties	500	73,069	16,187	28	40,600	13,273	−	−	143,657
Cost of sales	(35,072)	(115,984)	(15,303)	(311)	(38,495)	(12,829)	−	108,517	(109,477)
Gross profit	30,544	(3,664)	2,579	(45)	3,234	1,083	−	449	34,180
Expenses	(8,646)	(19,312)	(3,307)	(67)	(2,448)	(1,618)	(5,972)	227	(41,143)
Selling, general and administrative expenses	(440)	(2,762)	(2,551)	(50)	(2,253)	(821)	(2,935)	229	(11,583)
Exploration costs	(2,882)	−	−	−	−	(176)	−	−	(3,058)
Research and development expenses	(548)	(192)	(85)	(15)	(1)	(1)	(257)	−	(1,099)
Other taxes	(52)	(95)	(124)	−	(12)	(111)	(366)	−	(760)
Impairment of assets	(2,133)	(12,782)	(117)	−	−	(1,791)	−	−	(16,823)
Write-off - overpayments incorrectly capitalized	(804)	(1,398)	(266)	−	(9)	(9)	(41)	−	(2,527)
Other income and expenses, net	(1,787)	(2,083)	(164)	(2)	(173)	1,291	(2,373)	(2)	(5,293)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	21,898	(22,976)	(728)	(112)	786	(535)	(5,972)	676	(6,963)
Net finance income (expense)	−	−	−	−	−	−	(1,635)	−	(1,635)
Share of earnings in equity-accounted investments	16	120	195	(53)	−	(63)	3	−	218
Profit-sharing	(150)	(127)	(20)	(1)	(26)	(10)	(110)	−	(444)
Net income (loss) before income taxes	21,764	(22,983)	(553)	(166)	760	(608)	(7,714)	676	(8,824)
Income taxes	(7,635)	7,569	163	39	(261)	(493)	2,168	(229)	1,321
Net income (loss)	14,129	(15,414)	(390)	(127)	499	(1,101)	(5,546)	447	(7,503)
Net income (loss) attributable to:
Shareholders of Petrobras	14,133	(15,405)	(410)	(127)	499	(1,145)	(5,359)	447	(7,367)
Non-controlling interests	(4)	(9)	20	−	−	44	(187)	−	(136)
	14,129	(15,414)	(390)	(127)	499	(1,101)	(5,546)	447	(7,503)

 Consolidated Income Statement by Segment – 2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	68,210	111,665	14,017	388	40,023	16,302	−	(109,143)	141,462
Intersegments	67,096	37,375	1,191	324	995	2,162	−	(109,143)	−
Third parties	1,114	74,290	12,826	64	39,028	14,140	−	−	141,462
Cost of sales	(34,283)	(120,043)	(12,154)	(466)	(36,639)	(14,212)	−	108,963	(108,834)
Gross profit	33,927	(8,378)	1,863	(78)	3,384	2,090	−	(180)	32,628
Expenses	(4,129)	(3,955)	(1,162)	(69)	(2,048)	(215)	(4,932)	96	(16,414)
Selling, general and administrative expenses	(443)	(3,150)	(1,087)	(55)	(2,048)	(860)	(2,406)	163	(9,886)
Exploration costs	(2,784)	−	−	−	−	(175)	−	−	(2,959)
Research and development expenses	(523)	(242)	(57)	(16)	(2)	(2)	(290)	−	(1,132)
Other taxes	(238)	(166)	(81)	(1)	(15)	(141)	(138)	−	(780)
Impairment of assets	(4)	−	−	−	−	(540)	−	−	(544)
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−	−
Other income and expenses, net	(137)	(397)	63	3	17	1,503	(2,098)	(67)	(1,113)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	29,798	(12,333)	701	(147)	1,336	1,875	(4,932)	(84)	16,214
Net finance income (expense)	−	−	−	−	−	−	(2,791)	−	(2,791)
Share of earnings in equity-accounted investments	2	73	243	(20)	2	174	33	−	507
Profit-sharing	(181)	(141)	(23)	(1)	(32)	(14)	(128)	−	(520)
Net income (loss) before income taxes	29,619	(12,401)	921	(168)	1,306	2,035	(7,818)	(84)	13,410
Income taxes	(10,070)	4,243	(230)	51	(443)	(246)	4,087	30	(2,578)
Net income (loss)	19,549	(8,158)	691	(117)	863	1,789	(3,731)	(54)	10,832
Net income (loss) attributable to:
Shareholders of Petrobras	19,523	(8,150)	631	(117)	863	1,729	(3,331)	(54)	11,094
Non-controlling interests	26	(8)	60	−	−	60	(400)	−	(262)
	19,549	(8,158)	691	(117)	863	1,789	(3,731)	(54)	10,832

24 Beginning in 2014, management of Liquigás (a subsidiary) was allocated to the RTM segment (previously Distribution). Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

25 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income (Expenses) by Segment – 2014 26

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(813)	(111)	(123)	−	−	(24)	(18)	−	(1,089)
Voluntary Separation Incentive Plan - PIDV	(415)	(211)	(64)	(5)	(67)	(9)	(264)	−	(1,035)
Pension and medical benefits - retirees	−	−	−	−	−	−	(1,030)	−	(1,030)
Institutional relations and cultural projects	(48)	(32)	(4)	−	(81)	(11)	(567)	−	(743)
Gains / (losses) on decommissioning of returned/abandoned areas	(443)	−	−	−	−	−	−	−	(443)
Collective bargaining agreement	(176)	(96)	(17)	−	(25)	(5)	(121)	−	(440)
E&P areas returned and cancelled projects	(268)	−	−	−	−	−	−	−	(268)
Legal, administrative and arbitration proceedings	136	(94)	−	−	(48)	(33)	(155)	−	(194)
Health, safety and environment	(27)	(27)	(10)	−	−	(4)	(75)	−	(143)
Government grants	9	33	8	−	−	−	11	−	61
Gains / (losses) on disposal/write-offs of assets	(251)	(1,479)	32	−	16	1,499	(30)	−	(213)
Reimbursements from E&P partnership operations	360	−	−	−	−	−	−	−	360
Others	149	(66)	14	3	32	(122)	(124)	(2)	(116)
	(1,787)	(2,083)	(164)	(2)	(173)	1,291	(2,373)	(2)	(5,293)

 Other Income (Expenses) by Segment – 2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(664)	(109)	(106)	−	−	(27)	(17)	−	(923)
Pension and medical benefits - retirees	−	−	−	−	−	−	(900)	−	(900)
Institutional relations and cultural projects	(125)	(38)	(6)	−	(68)	(14)	(570)	−	(821)
Gains / (losses) on decommissioning of returned/abandoned areas	58	−	−	−	−	−	−	−	58
Collective bargaining agreement	(161)	(91)	(14)	−	(22)	(5)	(126)	−	(419)
E&P areas returned and cancelled projects	(19)	−	−	−	−	−	−	−	(19)
Legal, administrative and arbitration proceedings	189	(83)	(5)	−	(28)	(18)	(324)	−	(269)
Health, safety and environment	(33)	(75)	(7)	−	−	(15)	(95)	−	(225)
Government grants	18	44	74	−	−	39	6	−	181
Gains / (losses) on disposal/write-offs of assets	370	(57)	3	−	20	1,486	(58)	−	1,764
Reimbursements from E&P partnership operations	243	−	−	−	−	(2)	−	−	241
Others	(13)	12	124	3	115	59	(14)	(67)	219
	(137)	(397)	63	3	17	1,503	(2,098)	(67)	(1,113)

Consolidated Assets by Segment – 12.31.2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	151,524	70,038	28,367	1,109	7,221	13,009	32,385	(4,966)	298,687

Current assets	6,008	14,724	3,979	65	3,481	2,345	24,160	(3,930)	50,832
Non-current assets	145,516	55,314	24,388	1,044	3,740	10,664	8,225	(1,036)	247,855
Long-term receivables	6,729	3,605	1,411	3	1,211	1,848	5,029	(973)	18,863
Investments	200	1,807	524	836	15	2,226	145	−	5,753
Property, plant and equipment	135,671	49,662	22,126	205	2,284	6,058	2,787	(63)	218,730
Operating assets	99,313	40,940	17,868	189	1,730	3,716	2,094	(63)	165,787
Assets under construction	36,358	8,722	4,258	16	554	2,342	693	−	52,943
Intangible assets	2,916	240	327	−	230	532	264	−	4,509

 Consolidated Assets by Segment – 12.31.2013

[26]

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	152,707	92,534	27,703	1,196	7,254	18,123	28,540	(6,634)	321,423

Current assets	5,902	19,141	3,864	77	2,380	5,089	21,643	(5,441)	52,655
Non-current assets	146,805	73,393	23,839	1,119	4,874	13,034	6,897	(1,193)	268,768
Long-term receivables	6,251	4,411	1,853	2	2,229	1,987	3,168	(1,119)	18,782
Investments	94	2,318	749	895	6	2,511	93	−	6,666
Property, plant and equipment	126,716	66,522	20,882	222	2,350	7,971	3,312	(74)	227,901
Operating assets	90,888	32,636	16,698	205	1,686	3,792	2,312	(74)	148,143
Assets under construction	35,828	33,886	4,184	17	664	4,179	1,000	−	79,758
Intangible assets	13,744	142	355	−	289	565	324	−	15,419

27 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Dec/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	14,129	(15,414)	(390)	(127)	499	(1,101)	(5,546)	447	(7,503)
Net finance income (expense)	−	−	−	−	−	−	1,635	−	1,635
Income taxes	7,635	(7,569)	(163)	(39)	261	493	(2,168)	229	(1,321)
Depreciation, depletion and amortization	7,675	2,916	848	13	173	1,011	387	−	13,023
EBITDA	29,439	(20,067)	295	(153)	933	403	(5,692)	676	5,834
Share of earnings in equity-accounted investments	(16)	(120)	(195)	53	−	63	(3)	−	(218)
Impairment losses / (reversals)	2,133	12,782	117	−	−	1,791	−	−	16,823
Write-off - overpayments incorrectly capitalized	804	1,398	266	−	9	9	41	−	2,527
Adjusted EBITDA	32,360	(6,007)	483	(100)	942	2,266	(5,654)	676	24,966

Consolidated Adjusted EBITDA Statement by Segment – Jan-Dec/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	19,549	(8,158)	691	(117)	863	1,789	(3,731)	(54)	10,832
Net finance income (expense)	−	−	−	−	−	−	2,791	−	2,791
Income taxes	10,070	(4,243)	230	(51)	443	246	(4,087)	(30)	2,578
Depreciation, depletion and amortization	7,816	2,731	928	12	176	1,074	451	−	13,188
EBITDA	37,435	(9,670)	1,849	(156)	1,482	3,109	(4,576)	(84)	29,389
Share of earnings in equity-accounted investments	(2)	(73)	(243)	20	(2)	(174)	(33)	−	(507)
Impairment losses / (reversals)	4	−	−	−	−	540	−	−	544
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	37,437	(9,743)	1,606	(136)	1,480	3,475	(4,609)	(84)	29,426

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013		2014	2013	2014 x 2013 (%)

(9,864)	(2,414)	309	2,615	Net income (loss)	(7,503)	10,832	(169)
713	427	67	1,326	Net finance income (expense)	1,635	2,791	41
(3,335)	51	(6,639)	(924)	Income taxes	(1,321)	2,578	(151)
3,460	3,092	12	3,296	Depreciation, depletion and amortization	13,023	13,188	(1)
(9,026)	1,156	(881)	6,313	EBITDA	5,834	29,389	(80)
212	(87)	(344)	(25)	Share of earnings in equity-accounted investments	(218)	(507)	57
16,695	134	12,359	544	Impairment losses / (reversals)	16,823	544	−
−	2,527	(100)	−	Write-off - overpayments incorrectly capitalized	2,527	−
7,881	3,730	111	6,832	Adjusted EBITDA	24,966	29,426	(15)
24	10	14	19	Adjusted EBITDA margin (%) [27]	17	21	(4)

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calcaulation may not be comparable to the calculation of Adjusted EBITDA by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than cash flow provided by operations, both of which are calculated in accordance with IFRS.

In 2014, the Company decided not to include write-offs of overpayments incorrectly capitalized in the calculation of the Adjusted EBITDA, because the Company’s future cash generation and its current balance of cash and cash equivalents are not impacted by those adjustments. The Company believes excluding those write-offs provides a more appropriate information about its potential cash generation.

27 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Income Statement for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Dec 2014

Sales revenues	3,000	7,406	490	5,167	23	(2,174)	13,912
Intersegments	1,234	1,528	34	2	15	(2,174)	639
Third parties	1,766	5,878	456	5,165	8	−	13,273

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	185	(556)	71	96	(327)	(4)	(535)

Net income (loss) attributable to the shareholders of Petrobras	(413)	(474)	92	82	(428)	(4)	(1,145)

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Dec 2013

Sales revenues	4,134	8,633	556	5,223	7	(2,251)	16,302
Intersegments	2,382	1,982	37	7	5	(2,251)	2,162
Third parties	1,752	6,651	519	5,216	2	−	14,140

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	2,030	(22)	66	105	(303)	(1)	1,875

Net income (loss) attributable to the shareholders of Petrobras	1,644	(12)	68	92	(62)	(1)	1,729

Consolidated Assets for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on December 31, 2014	9,623	1,861	472	940	1,230	(1,117)	13,009

Total assets on December 31, 2013	13,656	2,652	602	1,085	1,970	(1,842)	18,123

ADDITIONAL INFORMATION

FINANCIAL STATEMENTS

Income Statement - Consolidated28 29

U.S.$ million
				Jan-Sep
3Q-2014	2Q-2014	3Q-2013		2014	2013

38,844	36,910	33,955	Sales revenues	110,248	105,869
(29,859)	(28,470)	(26,867)	Cost of sales	(84,717)	(80,525)
8,985	8,440	7,088	Gross profit	25,531	25,344
(2,959)	(1,243)	(1,251)	Selling expenses	(5,356)	(3,634)
(1,190)	(1,157)	(1,224)	General and administrative expenses	(3,430)	(3,713)
(1,017)	(808)	(968)	Exploration costs	(2,471)	(2,193)
(292)	(270)	(258)	Research and development expenses	(812)	(882)
(243)	(140)	(96)	Other taxes	(521)	(328)
(2,527)	−	−	Write-off - overpayments incorrectly capitalized	(2,527)	−
(2,724)	(853)	(790)	Other income and expenses, net	(5,209)	(1,471)
(10,952)	(4,471)	(4,587)		(20,326)	(12,221)
(1,967)	3,969	2,501	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit-sharing and income taxes	5,205	13,123
516	340	527	Finance income	1,297	1,453
(1,003)	(1,006)	(542)	Finance expenses	(2,791)	(1,761)
60	244	(431)	Foreign exchange and inflation indexation charges	572	(1,157)
(427)	(422)	(446)	Net finance income (expense)	(922)	(1,465)
87	122	216	Share of earnings in equity-accounted investments	430	482
(56)	(140)	(100)	Profit-sharing	(338)	(421)
(2,363)	3,529	2,171	Net income (loss) before income taxes	4,375	11,719
(51)	(1,200)	(623)	Income taxes	(2,014)	(3,502)
(2,414)	2,329	1,548	Net income (loss)	2,361	8,217
			Net income (loss) attributable to:
(2,150)	2,225	1,484	Shareholders of Petrobras	2,355	8,334
(264)	104	64	Non-controlling interests	6	(117)
(2,414)	2,329	1,548		2,361	8,217

28 Beginning in the 1Q-2014, a line item for profit sharing benefits has been included, as previously disclosed in the Company’s annual consolidated financial statements. The amounts for 2013 were reclassified for comparison purposes.

29 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

ADDITIONAL INFORMATION

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	09.30.2014	12.31.2013

Current assets	58,322	52,655
Cash and cash equivalents	20,246	15,868
Marketable securities	8,435	3,885
Trade and other receivables, net	8,792	9,670
Inventories	13,234	14,225
Recoverable taxes	3,510	4,971
Assets classified as held for sale	2,061	2,407
Other current assets	2,044	1,629

Non-current assets	274,496	268,768
Long-term receivables	19,533	18,782
Trade and other receivables, net	5,185	4,532
Marketable securities	120	131
Judicial deposits	2,750	2,504
Deferred taxes	992	1,130
Other tax assets	4,582	5,380
Advances to suppliers	2,956	3,230
Other non-current assets	2,948	1,875
Investments	6,339	6,666
Property, plant and equipment	241,373	227,901
Intangible assets	7,251	15,419
Total assets	332,818	321,423

LIABILITIES	U.S.$ million

	09.30.2014	12.31.2013

Current liabilities	34,560	35,226
Trade payables	11,284	11,919
Current debt	11,523	8,017
Taxes payable	5,293	4,950
Dividends payable	−	3,970
Employee compensation (payroll, profit-sharing and related charges)	3,235	2,052
Pension and medical benefits	897	816
Liabilities associated with assets classified as held for sale	241	1,073
Other current liabilities	2,087	2,429
Non-current liabilities	158,562	137,074
Non-current debt	123,811	106,308
Deferred taxes	8,944	9,906
Pension and medical benefits	16,722	11,757
Provision for decommissioning costs	6,526	7,133
Provisions for legal proceedings	1,623	1,246
Other non-current liabilities	936	724
Shareholders' equity	139,696	149,123
Share capital (net of share issuance costs)	107,101	107,092
Profit reserves and others	32,157	41,435
Non-controlling interests	438	596
Total liabilities and shareholders' equity	332,818	321,423

ADDITIONAL INFORMATION

Statement of Cash Flows Data – Consolidated

US$ million

				Jan-Sep
3Q-2014	2Q-2014	3Q-2013		2014	2013

(2,150)	2,225	1,484	Net income (loss) attributable to the shareholders of Petrobras	2,355	8,334
12,503	4,188	4,790	(+) Adjustments for:	18,392	13,221
3,092	3,458	3,320	Depreciation, depletion and amortization	9,563	9,892
1,148	663	886	Foreign exchange and inflation indexation and finance charges	2,410	2,009
(264)	104	64	Non-controlling interests	6	(117)
(87)	(122)	(216)	Share of earnings in equity-accounted investments	(430)	(482)
2,527	−	−	Write-off - overpayments incorrectly capitalized	2,527	−
1,738	79	21	Allowance for impairment of trade receivables	1,831	21
1,794	122	(150)	(Gains) / losses on disposal / write-offs of non-current assets	1,669	(827)
(48)	724	201	Deferred income taxes, net	966	1,788
752	670	736	Exploration expenditures writen-off	1,869	1,341
408	88	159	Impairment of property, plant and equipment and other assets	613	390
400	543	595	Pension and medical benefits (actuarial expense)	1,383	1,961
2,175	(1,027)	(1,383)	Inventories	103	(2,216)
(622)	(287)	(82)	Trade and other receivables, net	(1,987)	300
(575)	289	371	Trade payables	(491)	343
(182)	(254)	(152)	Pension and medical benefits	(578)	(537)
755	(328)	(175)	Taxes payable	(112)	(1,388)
(508)	(534)	595	Other assets and liabilities	(950)	743
10,353	6,413	6,274	(=) Net cash provided by (used in) operating activities	20,747	21,555
(13,675)	(7,590)	(8,561)	(-) Net cash provided by (used in) investing activities	(29,805)	(27,533)
(8,848)	(8,584)	(10,640)	Capital expenditures and investments in operating segments	(26,033)	(31,058)
133	83	522	Proceeds from disposal of assets (divestment)	584	2,064
(4,960)	911	1,557	Investments in marketable securities	(4,356)	1,461
(3,322)	(1,177)	(2,287)	(=) Net cash flow	(9,058)	(5,978)
(2,230)	(2,838)	(2,926)	(-) Net cash provided by (used in) financing activities	13,499	11,269
2,207	4,538	4,235	Proceeds from long-term financing	29,548	33,907
(2,736)	(2,212)	(4,140)	Repayment of principal	(7,543)	(15,699)
(1,668)	(1,297)	(1,752)	Repayment of interest	(4,560)	(4,186)
(8)	(3,916)	(1,269)	Dividends paid to shareholders	(3,924)	(2,655)
(25)	49	−	Acquisition of non-controlling interest	(22)	(98)
(599)	157	(272)	Effect of exchange rate changes on cash and cash equivalents	(63)	(1,165)
(6,151)	(3,858)	(5,485)	(=) Net increase (decrease) in cash and cash equivalents in the period	4,378	4,126
26,397	30,255	23,131	Cash and cash equivalents at the beginning of period	15,868	13,520
20,246	26,397	17,646	Cash and cash equivalents at the end of period	20,246	17,646

ADDITIONAL INFORMATION

Consolidated debt

	U.S.$ million

	09.30.2014	12.31.2013	Δ%

Current debt [30]	11,523	8,017	44
Non-current debt [31]	123,811	106,308	16
Total	135,334	114,325	18
Cash and cash equivalents	20,246	15,868	28
Government securities and time deposits (maturity of more than 3 months)	8,419	3,878	117
Adjusted cash and cash equivalents	28,665	19,746	45
Net debt [32]	106,669	94,579	13
Net debt/(net debt+shareholders' equity)	43%	39%	4
Total net liabilities [33]	304,153	301,677	1
Capital structure
(Net third parties capital / total net liabilities)	54%	51%	3
Net debt/Adjusted EBITDA ratio	4.68	3.21	46

	US$ million

	09.30.2014	12.31.2013	Δ%

Summarized information on financing
Floating rate debt	69,177	59,109	17
Fixed rate debt	66,074	55,127	20
Total	135,251	114,236	18

Reais	25,739	22,825	13
US Dollars	95,314	81,776	17
Euro	10,036	6,398	57
Other currencies	4,162	3,237	29
Total	135,251	114,236	18

2014	5,423	8,001	(32)
2015	7,911	7,266	9
2016	12,819	12,692	1
2017	12,156	8,679	40
2018	18,367	16,051	14
2019 and thereafter	78,575	61,547	28
Total	135,251	114,236	18

As of September 30, 2014, net debt in U.S. dollars was 13% higher when compared to December 31, 2013, resulting from long-term funding sources, partially offset by a 4.6% impact from the depreciation of the Real against the U.S. dollar.

30 Includes finance lease obligations (Current debt: US$ 16 million on September 30, 2014 and US$16 million on December 31, 2013).

31 Includes finance lease obligations (Non-current debt: US$ 67 million on September 30, 2014 and US$73 million on December 31, 2013).

32 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

33 Total liabilities net of adjusted cash and cash equivalents.

ADDITIONAL INFORMATION

SEGMENT INFORMATION34

Consolidated Income Statement by Segment – Jan-Sep/201435

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	51,835	86,649	13,336	192	31,827	11,005	−	(84,596)	110,248
Intersegments	51,510	30,267	1,183	167	880	589	−	(84,596)	−
Third parties	325	56,382	12,153	25	30,947	10,416	−	−	110,248
Cost of sales	(26,503)	(91,682)	(11,735)	(230)	(29,231)	(9,854)	−	84,518	(84,717)
Gross profit	25,332	(5,033)	1,601	(38)	2,596	1,151	−	(78)	25,531
Expenses	(5,122)	(5,856)	(2,508)	(52)	(2,072)	(673)	(4,213)	170	(20,326)
Selling, general and administrative expenses	(276)	(2,293)	(1,886)	(36)	(1,925)	(590)	(1,952)	172	(8,786)
Exploration costs	(2,354)	−	−	−	−	(117)	−	−	(2,471)
Research and development expenses	(414)	(138)	(63)	(11)	−	−	(186)	−	(812)
Other taxes	(32)	(72)	(85)	−	(9)	(77)	(246)	−	(521)
Write-off - overpayments incorrectly capitalized	(804)	(1,398)	(266)	−	(9)	(9)	(41)	−	(2,527)
Other income and expenses, net	(1,242)	(1,955)	(208)	(5)	(129)	120	(1,788)	(2)	(5,209)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	20,210	(10,889)	(907)	(90)	524	478	(4,213)	92	5,205
Net finance income (expense)	−	−	−	−	−	−	(922)	−	(922)
Share of earnings in equity-accounted investments	(4)	137	162	(42)	−	174	3	−	430
Profit-sharing	(116)	(94)	(16)	−	(20)	(8)	(84)	−	(338)
Net income (loss) before income taxes	20,090	(10,846)	(761)	(132)	504	644	(5,216)	92	4,375
Income taxes	(7,104)	3,258	223	31	(174)	(176)	1,959	(31)	(2,014)
Net income (loss)	12,986	(7,588)	(538)	(101)	330	468	(3,257)	61	2,361
Net income (loss) attributable to:
Shareholders of Petrobras	12,989	(7,582)	(549)	(101)	330	400	(3,193)	61	2,355
Non-controlling interests	(3)	(6)	11	−	−	68	(64)	−	6
	12,986	(7,588)	(538)	(101)	330	468	(3,257)	61	2,361

 Consolidated Income Statement by Segment – Jan-Sep/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	50,714	83,383	11,008	311	29,945	12,289	−	(81,781)	105,869
Intersegments	49,937	28,053	911	261	772	1,847	−	(81,781)	−
Third parties	777	55,330	10,097	50	29,173	10,442	−	−	105,869
Cost of sales	(25,471)	(89,281)	(9,312)	(383)	(27,357)	(10,523)	−	81,802	(80,525)
Gross profit	25,243	(5,898)	1,696	(72)	2,588	1,766	−	21	25,344
Expenses	(3,284)	(2,828)	(848)	(56)	(1,499)	(7)	(3,827)	128	(12,221)
Selling, general and administrative expenses	(321)	(2,372)	(799)	(41)	(1,500)	(641)	(1,794)	121	(7,347)
Exploration costs	(2,073)	−	−	−	−	(120)	−	−	(2,193)
Research and development expenses	(442)	(162)	(42)	(19)	(1)	(2)	(214)	−	(882)
Other taxes	(34)	(53)	(61)	(1)	(11)	(105)	(63)	−	(328)
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−	−
Other income and expenses, net	(414)	(241)	54	5	13	861	(1,756)	7	(1,471)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	21,959	(8,726)	848	(128)	1,089	1,759	(3,827)	149	13,123
Net finance income (expense)	−	−	−	−	−	−	(1,465)	−	(1,465)
Share of earnings in equity-accounted investments	2	80	132	(18)	1	287	(2)	−	482
Profit-sharing	(151)	(108)	(19)	−	(25)	(10)	(108)	−	(421)
Net income (loss) before income taxes	21,810	(8,754)	961	(146)	1,065	2,036	(5,402)	149	11,719
Income taxes	(7,414)	3,006	(281)	44	(362)	(535)	2,090	(50)	(3,502)
Net income (loss)	14,396	(5,748)	680	(102)	703	1,501	(3,312)	99	8,217
Net income (loss) attributable to:
Shareholders of Petrobras	14,369	(5,748)	636	(102)	703	1,448	(3,071)	99	8,334
Non-controlling interests	27	−	44	−	−	53	(241)	−	(117)
	14,396	(5,748)	680	(102)	703	1,501	(3,312)	99	8,217

34 Beginning in 2014, management of Liquigás (a subsidiary) was allocated to the RTM segment (previously Distribution). Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

35 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

ADDITIONAL INFORMATION

Other Income and Expenses, Net by Segment – Jan-Sep/2014 36

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Gains / (losses) on disposal/write-offs of assets	(223)	(1,466)	81	−	13	194	(46)	−	(1,447)
Voluntary Separation Incentive Plan - PIDV	(421)	(210)	(64)	(5)	(67)	(9)	(264)	−	(1,040)
Unscheduled stoppages and pre-operating expenses	(672)	(19)	(72)	−	−	(14)	(14)	−	(791)
Pension and medical benefits - retirees	−	−	−	−	−	−	(656)	−	(656)
Institutional relations and cultural projects	(36)	(23)	(3)	−	(57)	(6)	(459)	−	(584)
Collective bargaining agreement	(175)	(99)	(19)	−	(25)	(5)	(112)	−	(435)
E&P areas returned and cancelled projects	(222)	−	−	−	−	−	−	−	(222)
Impairment	−	−	(134)	−	−	6	−	−	(128)
Health, safety and environment	(21)	(22)	(7)	−	−	(3)	(58)	−	(111)
Legal, administrative and arbitration proceedings	159	(60)	(10)	−	(40)	(14)	(109)	−	(74)
Government grants	7	25	11	−	−	−	9	−	52
Reimbursements from E&P partnership operations	237	−	−	−	−	−	−	−	237
Others	125	(81)	9	−	47	(29)	(79)	(2)	(10)
	(1,242)	(1,955)	(208)	(5)	(129)	120	(1,788)	(2)	(5,209)

 Other Income and Expenses, Net by Segment – Jan-Sep/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Gains / (losses) on disposal/write-offs of assets	49	(44)	(2)	−	20	806	(2)	−	827
Unscheduled stoppages and pre-operating expenses	(366)	(23)	(84)	−	−	(23)	(10)	−	(506)
Pension and medical benefits - retirees	−	−	−	−	−	−	(682)	−	(682)
Institutional relations and cultural projects	(90)	(28)	(4)	−	(31)	(10)	(395)	−	(558)
Collective bargaining agreement	(157)	(78)	(15)	−	(22)	(5)	(105)	−	(382)
Impairment	−	−	−	−	−	−	−	−	−
Health, safety and environment	(24)	(67)	(5)	−	−	(13)	(75)	−	(184)
Legal, administrative and arbitration proceedings	(33)	(47)	(4)	−	(31)	(12)	(416)	−	(543)
Government grants	14	25	17	−	−	40	2	−	98
Reimbursements from E&P partnership operations	190	−	−	−	−	(2)	−	−	188
Others	3	21	151	5	77	80	(73)	7	271
	(414)	(241)	54	5	13	861	(1,756)	7	(1,471)

Consolidated Assets by Segment – 09.30.2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	159,246	90,751	27,690	1,121	9,351	16,695	34,053	(6,089)	332,818

Current assets	6,742	17,321	3,984	70	3,859	4,233	27,116	(5,003)	58,322
Non-current assets	152,504	73,430	23,706	1,051	5,492	12,462	6,937	(1,086)	274,496
Long-term receivables	6,955	4,007	1,568	3	2,819	1,803	3,395	(1,017)	19,533
Investments	153	2,189	579	828	16	2,441	133	−	6,339
Property, plant and equipment	139,743	67,101	21,210	220	2,380	7,672	3,116	(69)	241,373
Operating assets	101,523	39,024	16,757	201	1,819	4,450	2,329	(69)	166,034
Assets under construction	38,220	28,077	4,453	19	561	3,222	787	−	75,339
Intangible assets	5,653	133	349	−	277	546	293	−	7,251

 Consolidated Assets by Segment – 12.31.2013

[36]

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	152,707	92,534	27,703	1,196	7,254	18,123	28,540	(6,634)	321,423

Current assets	5,902	19,141	3,864	77	2,380	5,089	21,643	(5,441)	52,655
Non-current assets	146,805	73,393	23,839	1,119	4,874	13,034	6,897	(1,193)	268,768
Long-term receivables	6,251	4,411	1,853	2	2,229	1,987	3,168	(1,119)	18,782
Investments	94	2,318	749	895	6	2,511	93	−	6,666
Property, plant and equipment	126,716	66,522	20,882	222	2,350	7,971	3,312	(74)	227,901
Operating assets	90,888	32,635	16,698	205	1,687	3,792	2,312	(74)	148,143
Assets under construction	35,828	33,887	4,184	17	663	4,179	1,000	−	79,758
Intangible assets	13,744	142	355	−	289	565	324	−	15,419

36 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

ADDITIONAL INFORMATION

Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	12,986	(7,588)	(538)	(101)	330	468	(3,257)	61	2,361
Net finance income (expense)	−	−	−	−	−	−	922	−	922
Income taxes	7,104	(3,258)	(223)	(31)	174	176	(1,959)	31	2,014
Depreciation, depletion and amortization	5,591	2,108	659	9	130	793	273	−	9,563
EBITDA	25,681	(8,738)	(102)	(123)	634	1,437	(4,021)	92	14,860
Share of earnings in equity-accounted investments	4	(137)	(162)	42	−	(174)	(3)	−	(430)
Impairment losses / (reversals)	−	−	134	−	−	(6)	−	−	128
Write-off - overpayments incorrectly capitalized	804	1,398	266	−	9	9	41	−	2,527
Adjusted EBITDA	26,489	(7,477)	136	(81)	643	1,266	(3,983)	92	17,085

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	14,396	(5,748)	680	(102)	703	1,501	(3,312)	99	8,217
Net finance income (expense)	−	−	−	−	−	−	1,465	−	1,465
Income taxes	7,414	(3,006)	281	(44)	362	535	(2,090)	50	3,502
Depreciation, depletion and amortization	5,921	1,987	733	15	133	849	254	−	9,892
EBITDA	27,731	(6,767)	1,694	(131)	1,198	2,885	(3,683)	149	23,076
Share of earnings in equity-accounted investments	(2)	(80)	(132)	18	(1)	(287)	2	−	(482)
Impairment losses / (reversals)	−	−	−	−	−	−	−	−	−
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	27,729	(6,847)	1,562	(113)	1,197	2,598	(3,681)	149	22,594

Consolidated Income Statement for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep 2014

Sales revenues	2,400	5,949	377	3,816	21	(1,558)	11,005
Intersegments	949	1,158	26	1	13	(1,558)	589
Third parties	1,451	4,791	351	3,815	8	−	10,416

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	545	(62)	67	113	(176)	(9)	478

Net income (loss) attributable to the shareholders of Petrobras	628	(31)	80	105	(373)	(9)	400

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep 2013

Sales revenues	3,345	6,319	419	3,871	−	(1,665)	12,289
Intersegments	1,925	1,553	28	6	−	(1,665)	1,847
Third parties	1,420	4,766	391	3,865	−	−	10,442

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	1,860	(21)	42	76	(195)	(3)	1,759

Net income (loss) attributable to the shareholders of Petrobras	1,653	(15)	31	69	(287)	(3)	1,448

Consolidated Assets for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on September 30, 2014	12,858	2,287	470	992	2,516	(2,428)	16,695

Total assets on December 31, 2013	13,656	2,652	602	1,085	1,970	(1,842)	18,123

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.